Exhibit 4.18

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”) dated effective as of June 1, 2009, between FOSTER WHEELER ASIA PACIFIC PTE. LTD., a Singaporean company (the “Company”), and ROBERTO PENNO (the “Executive” or “you”).

WHEREAS, the Executive and the Company desire to have an employment relationship on the terms and conditions set forth in this Agreement.

Accordingly, the Company and the Executive hereby agree as follows:

1.              Employment, Duties and Acceptance.

1.1                               Employment, Duties.                           The Company hereby agrees to employ the Executive for the Term (as defined in Section 2.1), to render exclusive and full-time services to the Company; provided, however, that the Executive may participate in civic, charitable, industry, and professional organizations to the extent that such participation does not materially interfere with the performance of Executive’s duties hereunder.  As the Company may require, the services the Executive provides to the Company may include serving as the chief executive of the Parent’s (as defined below) Global E&C Global Sales and Marketing Group and/or as an officer or director of the Company and/or one or more of its affiliates.  Initially, and for the period described in the Letter of Overseas Assignment attached hereto as Exhibit A (the “Assignment Letter”), the Executive will be seconded to the Company’s affiliate, Foster Wheeler Energy Limited (UK).  However, notwithstanding the Assignment Letter or anything else in this Agreement, the Company’s termination or revision of the assignment described in the Assignment Letter shall not be deemed to provide the Executive with Good Reason (as defined below) to resign.

1.2                               Acceptance.                             The Executive hereby accepts such employment and agrees to render the services described above.  During the Term, and consistent with the above, the Executive agrees to serve the Company faithfully and to the best of the Executive’s ability, to devote the Executive’s entire business time, energy and skill to such employment, and to use the Executive’s best efforts, skill and ability to promote the Company’s interests.

1.3                               Fiduciary and Similar Duties to the Company.  Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of the Company and to do no act which would, directly or indirectly, injure the Company’s business, interests, or reputation.  It is agreed that any direct or indirect interest in, connection with, or benefit from any outside activities, particularly commercial activities, which interest might in any way adversely affect Company, involves a possible conflict of interest, regardless of whether such interest interferes with the performance of the Executive’s duties with the Company.  In keeping with Executive’s fiduciary duties to the Company, Executive agrees that Executive shall not knowingly become involved in a conflict of interest with the Company, or upon discovery thereof, allow such a conflict to continue.  Moreover, Executive shall not engage in any activity which might involve a possible conflict of interest without first obtaining approval in accordance with the Company’s policies and procedures.  As part of the Executive’s duties and responsibilities, the Executive shall follow and fulfill the obligations to respect the Company’s and its affiliates’ policies and procedures, Delegation(s) of Authority, and Code of Ethics, copies of which have been provided to the Executive.  The Code of Ethics forms part of this Agreement and has been signed by the Executive and returned to the Company.

1.4                               Location.  The duties to be performed by the Executive hereunder shall be performed primarily at the Company’s affiliate’s offices in Reading, England, subject to travel requirements consistent with the nature of the Executive’s duties from time to time on behalf of the Company.  Given the nature of the Executive’s duties, the parties expect that he will spend a considerable amount of time traveling on behalf of the Company.  The Executive shall keep Executive’s primary residence within reasonable daily commute of the Reading, England area throughout the Term.  The parties agree that the Company may, upon 30 days written notice, relocate the Executive’s primary office location, in which case the Executive shall within a reasonable time relocate his primary residence to within a reasonable daily commute of the relocated primary office.

1.5                               Working Hours.  With the exception of staff members engaging in special duties and subject to any changes which may be implemented by the Company, the Company’s basic working hours will be forty (40) hours per week.  According to the Executive’s role and responsibilities the Executive will be requested to perform his job based on its requirements independently from any time limit restrictions.  There will be no payment for overtime.

2.                                      Term of Employment.

2.1                               Terms.  The term of the Executive’s employment under this Agreement (the “Term”) shall commence on June 1, 2009 (the “Effective Date”), and shall end on the date on which the Term is terminated pursuant to Section 4.

3.                                      Compensation; Benefits.

3.1                               Salary.  As compensation for all services to be rendered pursuant to this Agreement, the Company agrees to pay to the Executive during the Term a base salary at the initial annual rate of One Hundred Ninety Thousand Euros (€190,000) (the “Base Salary”).  On each anniversary of the Effective Date or such other appropriate date during each year of the Term when the salaries of executives at the Executive’s level are normally reviewed, the Company shall review the Base Salary and determine if, and by how much, the Base Salary should be increased provided, however, the Base Salary under this Agreement, including as subsequently adjusted upwards, may not be decreased thereafter without the written consent of Executive, except for across-the-board changes for executives at the Executive’s level.  All payments of Base Salary or other compensation hereunder shall be less such deductions or withholdings as are required by applicable law and regulations.

3.2                               Bonus.  The Executive shall be eligible to participate, as determined by the Company in the Company’s annual incentive program as in effect from time to time for executives at the Executive’s level.  The Executive shall be eligible for an annual incentive bonus at a target opportunity of forty percent (40%) of Base Salary (up to a maximum opportunity of eighty percent (80%) of Base Salary) based upon the achievement of certain business unit objectives established in advance by the Company (the “Annual Bonus”).  The actual amount of any Annual Bonus shall be determined by and in accordance with the terms of the Company’s annual incentive program as in effect from time to time and the Executive shall have no absolute right to an Annual Bonus in any year.

3.3                               Equity Awards.  The Executive shall be eligible for annual equity awards, as determined by the Company, under the Company’s equity award plan covering executives at the Executive’s level, as in effect from time to time.

3.4                               Other Plans and Programs.  During the Term, the Executive shall be entitled to participate in those defined benefit, defined contribution, group insurance, medical, dental, disability and other benefit plans, vacation programs, automobile allowance programs, and business expense reimbursement programs of the Company as from time to time in effect for those at the Executive’s level and in the Executive’s circumstances.  As of the Effective Date, those programs include those listed on

Exhibit B hereto, but the parties recognize and agree that the Company retains the right to make changes to those programs that would apply across-the-board and/or to Executives at the Executive’s level.

3.5                               Singapore Personal Income Tax Liability.  The Executive shall be responsible for his own personal income tax liability in accordance with Singapore Income Tax Act and similar laws, provided, however, that the Assignment Letter may provide details regarding income tax liability during the term of the Assignment Letter and that any such details shall prevail over this Section 3.5 if such details conflict with this Section 3.5.

3.6                               Additional Terms While in Reading.  During the term of the Assignment Letter, its additional terms and conditions shall apply.  Notwithstanding anything else in this Agreement, those additional terms and conditions shall prevail over Section 3.4 above it they conflict with Section 3.4 above.

4.                                      Termination.

4.1  Termination Events.

4.1.1  The Executive’s employment and the Term shall terminate immediately upon the occurrence of any of the following:

(i)                                     Death:  the death of the Executive;

(ii)                                  Disability:  the physical or mental disability of the Executive, whether totally or partially, such that with or without reasonable accommodation the Executive is unable to perform the Executive’s material duties, for a period of not less than one hundred and eighty (180) consecutive days; or

(iii)                               For Cause by the Company:  notice of termination for “Cause,” with immediate notice and without compensation to the Executive.  As used herein, “Cause” means (a) committing an offence; (b) actual or attempted theft or embezzlement of the Company’s assets; (c) use of illegal drugs; (d) a breach of the Employment Agreement that is not cured within thirty (30) days after the Company has given the Executive notice of the said breach, which shall be given within sixty (60) days of the Company’s knowledge of the occurrence of the said breach; (e) commission of an act of moral turpitude that in the judgment of the Company can reasonably be expected to have an adverse effect on the business, reputation or financial situation of the Company and/or the Executive’s ability to perform the Executive’s duties; (f) gross negligence or wilful misconduct in the performance of the Executive’s duties; (g) breach of fiduciary duty to the Company; (h) wilful refusal to perform the duties of the Executive’s position; or (i) a material violation of the Foster Wheeler Code of Business Conduct and Ethics.

4.1.2                     For Good Reason by the Executive:  The Executive may with immediate notice and without compensation to the Company resign the Executive’s position for Good Reason and, in such event, the Term shall terminate.  As used herein, “Good Reason” means a material negative change in the employment relationship without the Executive’s consent, as evidenced by the occurrence of any of the following:  (i) reduction of Base Salary and benefits except for across-the-board changes for executives at the Executive’s level; (ii) exclusion from executive benefit/compensation plans; (iii) material breach of the Agreement by the Company (it being agreed that a termination or revision of the assignment described in the Assignment Letter shall not constitute such a material breach); or (iv) resignation in compliance with securities/corporate governance applicable law (such as the US Sarbanes-Oxley Act and the Singaporean Securities and Futures Act, Cap. 289) or rules of professional conduct specifically applicable to such Executive.  For each event described above in this Section 4.1.2, the Executive must notify the Company within ninety (90) days of the occurrence of the event and the Company shall have thirty (30) days after receiving such notice in which to cure.  During such notice periods, the Company may require that the Executive cease performing some or all of the Executive’s duties and/or not be present at the Company’s offices and/or other facilities.

4.1.3                     Without Cause by the Company:  The Company may terminate the Executive’s employment thirty (30) days following notice of termination without Cause given by the Company and, in such event, the Term shall terminate.  During such thirty (30) day notice period, the Company may require that the Executive cease performing some or all of the Executive’s duties and/or not be present at the Company’s offices and/or other facilities.

4.1.4                     Without Good Reason by the Executive:  The Executive may voluntarily resign from the Company without Good Reason by giving the Company thirty (30) days written prior notice of resignation and the Term shall terminate upon the expiration of such notice period.  During such notice period, the Company may require that the Executive cease performing some or all of the Executive’s duties and/or not be present at the Company’s offices and/or other facilities.

4.1.5                     Definition of Termination Date.  The date upon which Executive’s employment and the Term terminate pursuant to this Section 4.1 shall be the Executive’s “Termination Date” for all purposes of this Agreement.

4.2                               Payments Upon a Termination Event.

4.2.1                     Entitlements Upon Termination for any Reason.  Following any termination of the Executive’s employment, the Company shall pay or provide to the Executive, or the Executive’s estate or beneficiary, as the case may be, (i) Base Salary earned through the Termination Date; (ii) the balance of any awarded (i.e., the amount and payment of the specific award has been fully approved by the Company, including, where applicable, approval by the Parent’s Board’s Compensation Committee) but as yet unpaid, annual cash incentive or other incentive awards for any calendar year prior to the calendar year during which the Executive’s Termination Date occurs provided, however, if the Executive’s employment is terminated by the Company for Cause, such incentive award, even if awarded, shall be immediately forfeited if permitted under applicable law; (iii) a payment representing the Executive’s accrued but unused vacation; (iv) any vested, but not forfeited benefits on the Termination Date under the Company’s employee benefit plans in accordance with the terms of such plans; and (v) benefit continuation and conversion rights to which the Executive is entitled under the Company’s employee benefit plans.

4.2.2                     Payments Upon Involuntary Termination by the Company Without Cause or Voluntary  Termination of the Executive with Good Reason.              Following a termination by the Company without Cause or by the Executive for Good Reason, the Company shall pay or provide to the Executive in addition to the payments and benefits in Section 4.2.1 above:

(i)                                     Base Salary at the rate in effect on the Termination Date and continuing in installments for twelve (12) months thereafter, payable at the same intervals at which active employees at the Executive’s level are paid; and

(ii)                                  an amount equal to one hundred percent (100%) of the Executive’s annual cash incentive payment at target, payable once in a lump sum at the same time that the Company pays annual cash incentives to its active employees pursuant to its then current annual incentive program; and

(iii)                               twelve (12) months of continued health or medical benefit plan coverage for the Executive and his authorized family following the Termination Date at active employee levels and costs, if and to the extent the Executive and/or his authorized family were participating in any such plans on the Termination Date; and

(iv)                              executive level career transition assistance services by a firm selected by the Executive and approved by the Company in an amount not to exceed €6,000 in the aggregate (which amount includes any applicable gross-up for any taxes due for such payment).

Notwithstanding any other provision of this Agreement, as consideration for the pay and benefits that the Company shall provide the Executive pursuant to this Section 4.2.2, the Executive shall provide the Company an enforceable waiver and release agreement in a form that the Company normally requires.

4.3                               Change of Control.

4.3.1                     Definitions.

(i)                                     Affiliated Company.  For purposes of this Agreement, “Affiliated Company” means any company, directly or indirectly, controlled by, controlling or under common control with the Parent.

(ii)                                  Change of Control.  For the purpose of this Agreement, a “Change of Control” shall mean:

(A)                               The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of voting securities of the Parent where such acquisition causes such Person to own 20% or more of the combined voting power of the then outstanding voting securities of the Parent entitled to vote generally in the election of directors (the “Outstanding Parent Voting Securities”), provided, however, that for purposes of this subparagraph (A), the following acquisitions shall not be deemed to result in a Change of Control:  (I) any acquisition directly from the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent, (II) any acquisition by the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent or (IV) any acquisition by any corporation pursuant to a transaction that complies with clauses (I), (II) and (III) of subparagraph (C) below; and provided, further, that if any Person’s beneficial ownership of the Outstanding Parent Voting Securities reaches or exceeds 20% as a result of a transaction described in clauses (I) or (II) above, and such Person subsequently acquires beneficial ownership of additional voting securities of the Parent, such subsequent acquisition shall be treated as an acquisition that causes such Person to own 20% or more of the Outstanding Parent Voting Securities; or

(B)                               Individuals who, as of the date hereof, constitute the Parent’s Board of Directors (such Board of Directors, the “Board”; such individuals, the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Parent’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(C)                               The approval by the shareholders of the Parent of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Parent (“Business Combination”) or, if consummation of such Business Combination is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent (either explicitly or implicitly by consummation); excluding, however, such a Business Combination pursuant to which (I) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Parent Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that as a result of such transaction owns the Parent or all or substantially all of the Parent’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Parent Voting Securities, (II) no Person (excluding any (1) corporation owned, directly or indirectly, by the beneficial owners of the Outstanding Parent Voting Securities as described in subclause (I) immediately preceding, or (2) employee benefit plan (or related trust) of the Parent or such corporation resulting from such Business Combination, or any of their respective subsidiaries) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (III) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(D)                               approval by the shareholders of the Parent of a complete liquidation or dissolution of the Parent.

(iii)                               Change of Control Period.                                           For purposes of this Agreement, the “Change of Control Period” shall mean the period commencing on the date of a Change of Control and ending on the twenty-fourth-month anniversary of such date.

(iv)                              Parent.       For purposes of this Agreement, “Parent” shall mean Foster Wheeler AG, a Swiss corporation.

(v)                                 Start Date.  For purposes of this Agreement, “Start Date” shall mean the first date of the Change of Control Period.  Anything in this Agreement to the contrary notwithstanding, if a Change of Control occurs and if the Executive’s employment with the Company is terminated prior to the date on which the Change of Control occurs, and if it is reasonably demonstrated by the Executive that such termination of employment (A) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or (B) otherwise arose in connection with or anticipation of a Change of Control, then for all purposes of this Agreement the “Start Date” shall mean the date immediately prior to the Termination Date.

4.3.2                     Obligations of the Company upon Executive’s Voluntary Termination with Good Reason or the Company’s Involuntary Termination of Executive Without Cause (Other Than for Death or Disability) During Change of Control Period.  If, during the Change of Control Period, the Company terminates the Executive’s employment without Cause (other than for death or Disability) or the Executive terminates his employment for Good Reason, the Company shall pay or provide to the Executive the following:

(i)                                     Accrued Obligations.  The sum of (I) the Executive’s Annual Base Salary through the Termination Date to the extent not theretofore paid, and (II) any compensation previously deferred by the Executive (together with any accrued interest or earnings thereon) and any accrued vacation pay, in each case, to the extent not theretofore paid (the sum of the amounts described in subclauses (I) and (II), the “Accrued Obligations”), all in a lump sum in cash within 30 days following the Termination Date; and

(ii)                                  Base  Salary.  Base Salary at the rate in effect on the Termination Date and continuing in installments for two (2) years thereafter, payable at the same intervals at which active employees at the Executive’s level are paid; and

(iii)                               Bonus.  Two (2) payments, each in an amount equal to one hundred percent (100%) of the Executive’s annual cash incentive payment at target, one (1) of each such payments being payable in each of the two (2) years following the Termination Date at the same time that the Company pays annual cash incentives to its active employees pursuant to its then current annual incentive program; and

(iv)                              Medical  Coverage.  For two (2) years after the Executive’s Termination Date, or such longer period as may be provided by the terms of the appropriate health or medical plan, program, practice or policy, the Company shall continue benefits to the Executive and/or the Executive’s authorized family at least equal to those which would have been provided to them in accordance with the health or medical plans, programs, practices and policies if the Executive’s employment had not been terminated or, if more favorable to the Executive, and to the extent he otherwise is or becomes eligible therefor, as in effect generally at any time thereafter with respect to other similarly situated peer executives of the Company and the Affiliated Companies and their authorized families, all at active employee costs; provided, however, that if the Executive becomes reemployed with another employer and is eligible to receive health or medical benefits under another employer provided plan, the health and medical benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility.  For purposes of determining eligibility (but not the time of commencement of benefits) of the Executive for any retiree benefits pursuant to such plans, practices, programs and policies, the Executive shall be considered to have remained employed until the second anniversary of the Termination Date and to have retired on such second anniversary; and

(v)                                 Outplacement Services.  The Company shall, at its sole expense as incurred, in an amount not to exceed €6,000 in the aggregate (which amount includes any applicable gross-up for any taxes due for such payment), provide the Executive with outplacement services the scope and provider of which shall be selected by the Executive in the Executive’s sole discretion; and

(vi)                              Other Benefits.  To the extent not theretofore paid or provided, the Company shall timely  pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and the Affiliated Companies (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

4.3.3                     Obligations of the Company upon Executive’s Death.  If the Executive’s employment is terminated by reason of the Executive’s death during the Change of Control Period, the Company shall provide the Executive’s estate or beneficiaries with the Accrued Obligations and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement.  The Accrued Obligations shall be paid to the Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Termination Date.  With respect to the provision of Other Benefits, the term “Other Benefits” as utilized in this Subsection 4.3.3 shall include, without limitation, and the Executive’s estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and the Affiliated Companies to the estates and beneficiaries of similarly situated peer executives of the Company and the Affiliated Companies under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other similarly situated peer executives and their beneficiaries at any time during the 120-day period immediately preceding the Start Date or, if more favorable to the Executive’s estate and/or the Executive’s beneficiaries, as in effect on the date of the Executive’s death with respect to other similarly situated peer executives of the Company and the Affiliated Companies and their beneficiaries.

4.3.4                     Obligations of the Company upon Executive’s Disability.  If the Executive’s employment is terminated by reason of the Executive’s “Disability” (defined to mean any physical or mental disability suffered by the Executive, whether total or partial, such that with or without reasonable accommodation, the Executive is unable to perform his material duties for a period of not less than one hundred and eighty (180) consecutive days) during the Change of  Control Period, the Company shall provide the Executive with the Accrued Obligations and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement.  The Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Termination Date.  With respect to the provision of Other Benefits, the term “Other Benefits” as utilized in this Subsection 4.3.4 shall include and the Executive shall be entitled after the disability start date to receive, disability and other benefits at least equal to the most favorable of those generally provided by the Company and the Affiliated Companies to similarly situated disabled executives and/or their families in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other similarly situated peer executives and their families at any time during the 120-day period immediately preceding the Start Date or, if more favorable to the Executive and/or the Executive’s family, as in effect at any time thereafter generally with respect to other similarly situated peer executives of the Company and the Affiliated Companies and their families.

4.3.5                     Obligations of the Company upon Executive’s Voluntary Termination Without Good Reason or the Company’s Involuntary Termination of Executive With Cause During Change of Control Period.  If the Executive’s employment is terminated for Cause during the Change of Control Period, the Company shall provide to the Executive (i) the Executive’s Annual Base Salary through the Termination Date, (ii) the amount of any compensation previously deferred by the Executive, and (iii) Other Benefits, in each case to the extent theretofore unpaid, and shall have no other severance obligations under this Agreement.  If the Executive voluntarily terminates employment during the Change of Control Period, excluding a termination for Good Reason, the Company shall provide to the Executive the Accrued Obligations and the timely payment or delivery of Other Benefits, and shall have no other severance obligations under this Agreement.  In such case, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Termination Date.

4.4                               No Mitigation.  Upon termination of the Executive’s employment with the Company, the Executive shall be under no obligation to seek other employment or otherwise mitigate the obligations of the Company under this Agreement.

5.                                      Protection of Confidential Information; Non-Competition; Non-Solicitation.

5.1                               Confidential Information.  The Executive acknowledges that the Executive’s services will be unique, that they will involve the development of Company-subsidized relationships with key customers, suppliers, and service providers as well as with key Company employees and that the Executive’s work for the Company will give the Executive access to highly confidential information not available to the public or competitors, including trade secrets and confidential marketing, sales, product development and other data and information which it would be impracticable for the Company to effectively protect and preserve in the absence of this Section 5 and the disclosure or misappropriation of which could materially adversely affect the Company.  Accordingly, the Executive agrees:

5.1.1                     except in the course of performing the Executive’s duties provided for in Section 1.1, not at any time, whether before, during or after the Executive’s employment with the Company, to divulge to any other entity or person any confidential information acquired by the Executive concerning the Company’s or its subsidiaries’ or affiliates’ financial affairs or business processes or methods or their research, development or marketing programs or plans, or any other of its or their trade secrets.  The foregoing prohibitions shall include, without limitation, directly or indirectly publishing (or causing, participating in, assisting or providing any statement, opinion or information in connection with the publication of) any diary, memoir, letter, story, photograph, interview, article, essay, account or description (whether fictionalized or not) concerning any of the foregoing, publication being deemed to include any presentation or reproduction of any written, verbal or visual material in any communication medium, including any book, magazine, newspaper, theatrical production or movie, or television or radio programming or commercial.  In the event that the Executive is requested or required to make disclosure of information subject to this Section 5.1.1 under any court order, subpoena or other judicial process, then, except as prohibited by law, the Executive will promptly notify the Company, take all reasonable steps requested by the Company to defend against the compulsory disclosure and permit the Company to control with counsel of its choice any proceeding relating to the compulsory disclosure.  The Executive acknowledges that all information, the disclosure of which is prohibited by this section, is of a confidential and proprietary character and of great value to the Company and its subsidiaries and affiliates; and

5.1.2                     to deliver promptly to the Company on termination of the Executive’s employment with the Company, or at any time that the Company may so request, all confidential memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, blueprints and other documents (and all copies thereof) relating to the Company’s (and its subsidiaries’ and affiliates’) business and all property associated therewith, which the Executive may then possess or have under the Executive’s control.

5.2                               Company Protections.  In consideration of the Company’s entering into this Agreement, the Executive agrees that at all times during the Term and thereafter for twenty-four (24) months, in the event the executive’s employment is terminated pursuant to Section 4.3.2 hereof, or for twelve (12) months, in the event the Executive’s employment terminates for any other reason, the Executive shall not, directly or indirectly, for Executive or on behalf of or in conjunction with, any other person, company, partnership, corporation, business, group, or other entity (each, a “Person”):

5.2.1                     Non-Competition:  engage in any activity for or on behalf of a Competitor, as director, employee, shareholder (excluding any such shareholding by the Executive of no more than 5% of the shares of a publicly-traded company), consultant or otherwise, which is the same as or similar to activity in which Executive engaged at any time during the last two (2) years of employment by the Company; or

5.2.2                     Non-Solicitation:  (i) call upon any Person who is, at such Termination Date, engaged in activity on behalf of the Company or any subsidiary or affiliate of the Company for the purpose or with the intent of enticing such Person to cease such activity on behalf of the Company or such subsidiary or affiliate; or (ii) solicit, induce, or attempt to induce any customer of the Company or any subsidiary or affiliate of the Company to cease doing business in whole or in part with or through the Company or a subsidiary or affiliate, or to do business with any Competitor.

For purposes of this Agreement, “Competitor” means a person or entity who or which is engaged in a material line of business conducted by the Company and/or any subsidiary or affiliate of the Company.  For purposes of this Agreement, “a material line of business conducted by the Company and/or any subsidiary or affiliate of the Company” means an activity of the Company and/or any subsidiary or affiliate of the Company generating gross revenues to the Company and/or any subsidiary or affiliate of the Company of more than twenty-five million dollars ($25,000,000) in the immediately preceding fiscal year of the Company.

5.3                               Remedies and Injunctive Relief.  If the Executive commits a breach or threatens to breach any of the provisions of Section 5.1 or 5.2 hereof, the Company shall have the right and remedy to have the provisions of this Agreement specifically enforced by injunction or otherwise by any court having jurisdiction, it being acknowledged and agreed that any such breach will cause irreparable injury to the Company in addition to money damage and that money damages alone will not provide a complete or adequate remedy to the Company, it being further agreed that such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

5.4                               Severability.  If any of the covenants contained in Sections 5.1, 5.2 or 5.3, or any part thereof, hereafter are construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions.

5.5                               Extension of Term of Covenants Following Violation.  The period during which the prohibitions of Section 5.2 are in effect shall be extended by any period or periods during which the Executive is in violation of Section 5.2.

5.6                               Blue Penciling by Court.  If any of the covenants contained in Sections 5.1 or 5.2, or any part thereof, are held to be unenforceable, the parties agree that the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable.

5.7                               Blue Penciling by One Court Not to Affect Covenants in Another State.  The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in Sections 5.1, 5.2 and 5.3 upon the courts of any state within the geographical scope of such covenants.  In the event that the courts of any one or more of such states shall hold such covenants wholly unenforceable by reason of the breadth of such covenants or otherwise, it is the intention of the parties’ hereto that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other states within the geographical scope of such covenants as to breaches or such covenants in such other respective jurisdictions, the above covenants as they relate to each state being for this purpose severable into diverse and independent covenants.

6.                                      Intellectual Property.

6.1                               Company’s Rights.  Notwithstanding and without limiting the provisions of Section 5, the Company shall be the sole owner of all the products and proceeds of the Executive’s services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Executive may acquire, obtain, develop or create in connection with or during the Term, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever (other than the Executive’s right to receive payments hereunder), the Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title or interest in or to any such properties.

7.                                      Indemnification.

7.1                               General Rule.  In addition to any rights to indemnification to which the Executive is entitled under the Company’s charter and by-laws, to the extent permitted by applicable law, the Company will indemnify, from the assets of the Company supplemented by insurance in an amount determined by the Company, the Executive at all times, during and after the Term, and to the maximum extent permitted by applicable law, shall pay the Executive’s expenses (including reasonable attorneys’ fees and expenses, which shall be paid in advance by the Company as incurred, subject to recoupment in accordance with applicable law) in connection with any threatened or actual action, suit or proceeding to which the Executive may be made a party, brought by any shareholder of the Company directly or derivatively or by any third party by reason of any act or omission or alleged act or omission in relation to any affairs of the Company or any subsidiary of affiliate of the Company of the Executive as an officer, director or employee of the Company or of any subsidiary or affiliate of the Company.  The Company shall use its best efforts to maintain during the Term and thereafter insurance coverage sufficient in the determination of the Company to satisfy any indemnification obligation of the Company arising under this Section 7.

8.                                      Notices.

All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, one day after sent by overnight courier or three days after mailed first class, postage prepaid, by registered or certified mail, as follows (or to such other address as either party shall designate by notice in writing to the other in accordance herewith):

If to the Company, to:

Foster Wheeler Asia Pacific Pte. Ltd.

32 Maxwell Road

#02-03 Singapore 069115

Attention:  Chief Legal Officer

with a copy to:

Foster Wheeler AG

c/o Foster Wheeler Inc.

Perryville Corporate Park

Clinton, NJ  08809-4000

Attention:  General Counsel

If to the Executive, to the Executive’s principal residence as reflected in the records of the Company.

9.                                      General.

9.1                               Governing Law and Jurisdiction.  This Agreement shall be governed by and construed and enforced in accordance with the laws of Singapore applicable to agreements made between residents thereof and to be performed entirely in Singapore.  Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Singapore.

9.2                               Headings.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.3                               Entire Agreement; Non-exclusivity.  This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof.  No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

Other than as expressly set forth in this Agreement, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company or the Affiliated Companies and for which the Executive may qualify, nor shall anything herein limit or otherwise affect such rights as the Executive may have under any other contract or agreement with the Company or the Affiliated Companies.  For avoidance of doubt, it is agreed and understood that this Agreement shall not supersede or otherwise adversely affect (i) any stock option, restricted stock or other form of equity grant or award provided to Executive heretofore entered into with the Company or the Parent, (ii) or any indemnification agreement heretofore entered into between the Company and the Executive, or (iii) any confidentiality, intellectual property, non-competition, or non-solicitation agreement heretofore entered into between the Company and the Executive, provided, however, that in the event of a direct conflict between the terms of this Agreement and any of the documents described in (iii) above, this Agreement shall prevail.  Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of the Affiliated Companies at or subsequent to the Termination Date shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.  Notwithstanding the foregoing, if the Executive receives payments and benefits pursuant to this Agreement in connection with the termination of the Executive’s employment, the Executive shall not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company and the Affiliated Companies, unless specifically provided therein in a specific reference to this Agreement.

9.4                               Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others.  The Company agrees to pay as incurred (within ten days following the Company’s receipt of an invoice from the Executive, which invoice the Executive must submit to the Company no later than March 1 of the year following the year in which the expenses were incurred), to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the rate provided for under applicable law.

9.5                               Assignability.  This Agreement, and the Executive’s rights and obligations hereunder, may not be assigned by the Executive, nor may the Executive pledge, encumber or anticipate any payments or benefits due hereunder, by operation of law or otherwise.  The Company may upon notice to Executive with immediate effect assign its rights, together with its obligations, hereunder (i) to any affiliate or (ii) to a third party in connection with any sale, transfer or other disposition of all or substantially all of any business to which the Executive’s services are then principally devoted, provided that no assignment pursuant to this Section 9.6 shall relieve the Company from its obligations hereunder to the extent the same are not timely discharged by such assignee.

9.6                               Assumption of Agreement by Successor.  The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

9.7                               Survival.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement or the Term to the extent necessary to the intended preservation of such rights and obligations.

9.8                               Amendment.  This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance.  The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same.  No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

9.9                               Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

9.10                        Acknowledgement of Ability to Have Counsel Review.  The parties acknowledge that this Agreement is the result of arm’s-length negotiations between sophisticated parties each afforded the opportunity to utilize representation by legal counsel.  Each and every provision of this Agreement shall be construed as though both parties participated equally in the drafting of same, and any rule of construction that a document shall be construed against the drafting party shall not be applicable to this Agreement.

10.                               Free to Contract.

The Executive represents and warrants to the Company that Executive is able freely to accept engagement and employment by the Company as described in this Agreement and that there are no existing agreements, arrangements or understandings, written or oral, that would prevent Executive from entering into this Agreement, would prevent Executive or restrict Executive in any way from rendering services to the Company as provided herein during the Term or would be breached by the future performance by the Executive of Executive’s duties hereunder.  The Executive also represents and warrants that no fee, charge or expense of any sort is due from the Company to any third person engaged by the Executive in connection with Executive’s employment by the Company hereunder, except as disclosed in this Agreement.

11.                               Subsidiaries and Affiliates.

As used herein, the term “subsidiary” shall  mean any corporation or other business entity controlled directly or indirectly by the Company or other business entity in question, and the term “affiliate” shall mean and include any corporation or other business entity directly or indirectly controlling, controlled by or under common control with the Company or other business entity in question.

12.                               Data Protection.

The Executive acknowledges and agrees (by executing this Agreement) to the collection, use, processing and transfer of certain personal data as described in this Section.  The Executive understands that he is not obliged to consent to such collection, use, processing and transfer of personal data.  However, he also understands that failure to provide such consent may affect his ability to receive some or all of the benefits and/or payments described in this Agreement.  The Executive understands that the Company may hold certain personal information about him, including his name, social security number (or other tax identification number) salary, nationality, job title, position evaluation rating along with details of benefits and/or payments described in or provided in connection with the Agreement (the “Data”).  The Company, and/or its affiliates and subsidiaries, may transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of the Agreement and the benefits and/or payments described in or provided in connection with it (the “Purpose”).  The Company and/or any of its affiliates may further transfer Data to any third parties assisting the Company for the Purpose.  These various recipients of Data may be located anywhere throughout the world.  The Executive authorizes these various recipients of Data to receive, possess, use, retain and transfer the Data, in electronic or other form, for the Purpose.  The Executive understands that he may, at any time, review his Data and require any necessary amendments to such Data.  The Executive also understands that he may withdraw the consents to use Data herein by notifying the Company in writing; however, the also understands that by withdrawing his consent to use Data, he may affect his ability to participate in the benefits and/or receive the payments described in or provided in connection with the Agreement.

[Space Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

FOSTER WHEELER ASIA PACIFIC PTE. LTD.

By:	/s/ Franco Aselmi
Name:	F. Anselmi
Title:	Managing Director

ROBERTO PENNO

/s/ Roberto Penno

EXHIBIT A

Assignment Letter

We are pleased to confirm your overseas assignment to Foster Wheeler Energy Limited (FWEL) in Reading in accordance with the terms and conditions as detailed below:

ASSIGNMENT DETAILS

Basis of Assignment

Client:/Host Company	Foster Wheeler Energy Limited

Location:	Reading, UK

Assignment Job Title:	Managing Director, GSM, E&C Group

Status of Assignment:	Single

Assignment Start Date:	1st June 2009

Proposed End Date of Assignment:	31st May 2011 or such earlier date as to which the Company provides the Executive 30 days written notice.

Assignment Salary

You shall continue to receive your monthly salary per company’s procedure.  The salary will be paid into your preferred bank account within or outside Singapore as opted by you.

Mobility Bonus

A lump sum sign-on bonus of US $50,000 will be paid at commencement of assignment.

Mobilization and Demobilization

Mobilization and demobilization tickets (business class) will be provided by the company.  Two (2) days travel is allowable each way.

Settling-In

The Company will pay for or reimburse actual and reasonable costs of temporary hotel lodging, food and transportation on a receipted basis when permanent housing is not available.  Expense report is required for reimbursement.  Settling in limited to a maximum of 30 calendar days.

Location Allowance

Not applicable.

Accommodation & Utilities

You will reside in an approved furnished apartment, one-bedroom suitable to accommodate your family (wife and 2 teenage children) whenever they visit.

Local Transport

A sole use car will be provided in Reading.  Fuels are reimbursed at costs upon presentation of expense report with documented receipts and bills.

Commuting Trips to Milan

Home leave is not applicable.  However, you shall be entitled to one (1) return trip (economy class) to Milan every month.  One day travel is allowed.

Timing of leave has to be agreed in advance to suit business schedules.

Personal Income Taxes Liability

You will be tax-equalized during the assignment period.

In relation to the assignment period, the Host Company will be responsible for the payment and administration of your overseas personal income tax.  You will be responsible for the Singapore hypothetical tax as per attached tax calculation.  This monthly tax equalization withholding will be recovered via the payroll.  This is the only liability you have with regard to personal tax under this contract.

In order for the Host Company to manage your overseas personal income tax on your behalf, you may be required to sign a form authorizing the Host Company, or its agent, to act on your behalf.  This may include applying for a local tax ID number and filing a tax return in the assignment location.  The Host Company will use its external tax advisor to support this process.  Where the assignment location tax liability relates primarily to Assignment Related Employment Income, the Host Company will settle the liability in full in the first instance and seek any contribution due from you for any tax on personal income (not employment related income).

Where appropriate you will receive a mobilization tax briefing in Singapore and in the assignment location (by Tax Manager) to ensure you are familiar with your tax compliance obligations whilst on assignment.

As the Host Company will be responsible for the cost of overseas taxes, the Host Company reserves the right to receive any amounts refunded from the Revenue Authorities that relate to this assignment.  In the case of any monies being paid directly to you, this may be recovered via either the payroll or payment of living allowance.

Relocation Expenses

You will be reimbursed for all reasonable fees incurred in procuring passports, visas, medical examinations, immunization, vaccinations and necessary photographs in preparation for travel and residence as an expatriate.

Shipping Costs and Personal Possessions

Upon expatriation and repatriation, you will be reimbursed for the cost of accompanying baggage in excess of free allowance up to an amount of $500 US; receipts are required.

Upon repatriation to your home country at the end of the assignment, the Company will pay shipping costs for unaccompanied baggage of up to 3.0 cubic meters (gross) per authorized person for shipment by sea freight.

Medical and Dental Expenses

Allowable medical costs will be borne by the company for the Executive and his dependents through the AIG insurance contract.  Copy of the contract is attached.

Schooling — Dependent Children

Day school fees (tuition and registration) and bus costs are paid by the company for 2 schooling children in Milan, Italy.  The 2 year of private schooling privileges for kids starting in September 2009.  Reimbursement via expense report with documented receipts/bills.  Books and uniforms are payable by the assignee.

Holidays

UK local Public Holidays taken in lieu of Singapore Public Holidays.

Administration

During your assignment in Reading are required to submit your time sheet on a seven-day basis as per company’s procedure.

Termination

The assignment described in this Assignment Letter may be terminated by the Company on 30 days written notice.

EXHIBIT B

1.                                                                                      CENTRAL PROVIDENT FUND

Contribution to the Central Provident Fund (CPF) from both the Company and the Executive will apply at the rate applicable to Singapore Citizen and Singapore Permanent Resident as amended from time to time.

2.                                                                                      VACATION LEAVE

The Executive shall be entitled to annual leave of twenty-five (25) working days within a calendar year.  The annual leave entitlement will be pro-rated according to the completed month of service if the Executive’s employment with the Company is less than a calendar year.

Annual leave shall be taken in accordance with the Company business requirements and with the expressed approval of the CEO of the Global Engineering and Construction Business Group.

3.                                                                                      HEALTH ASSISTANCE

The Executive and his authorized family shall take up the individual health plan as recommended by the Company.  The Company shall reimburse the Executive the annual insurance premium per insurance policy.

Allowable medical costs will be borne by the Company for the Executive and his authorised family through the AIG insurance health plan (or a generally similar successor plan).

Days of absence due to illness will be paid leave.  The Executive is entitled to a maximum of fourteen (14) days of sick leave per year and sixty (60) days per year hospitalization leave, including the 14 days’ outpatient sick leave, if hospitalization is required.  Medical certificate is to be presented for verification.

Days of sick leave and hospitalization leave besides the maximum limits above indicated will not be paid.

4.                                                                                      PERSONAL ACCIDENT INSURANCE

The Executive is covered against death and permanent disability arising out of accident worldwide 24 hours per day.  The coverage is S$800,000 maximum.

5.                                                                                      PUBLIC HOLIDAYS

The Executive shall be entitled to 11 days of paid Public Holidays, unless an applicable Assignment Letter provides otherwise.

Basic Tax Calculator for Tax Resident individuals

Name of Employee:  Roberto Penno (#2248)

Employment/assignment period:  12 months

INCOME	S$
Employment income	374,000
Less: Employment expenses
TOTAL EMPLOYMENT INCOME	374,000
Add: OTHER INCOME
Annuity (recurring annual payments)
Business income
Charge (alimony/maintenance payments)
Estate/trust income
Pension
Rent & net annual value (NAV from property)
Royalty
Withdrawal from Supplementary Retirement Scheme (SRS)
TOTAL INCOME	374,000
Less: DONATIONS
ASSESSABLE INCOME	374,000
Less: PERSONAL RELIEFS
Course fees relief
CPF cash top-up relief (self, dependent & Medisave acct.)
CPF/provident Fund relief
Earned income relief	1,000
Foreign maid levy relief
Grandparent caregiver relief
Handicapped brother/sister relief
Life insurance relief
Human (Self/wife/parent) relief
Parents/handicapped parents relief
Qualifying/handicapped child relief	8,000
Supplementary Retirement Scheme (SRS) relief
Wife/handicapped spouse relief	2,000
Working mother’s child relief
CHARGEABLE INCOME	363,000

Tax Payable on Chargeable Income	51,300.00
First 320,000	42,700.00
Next 20% of the balance	8,600.00
Less: Tax credit and other reliefs (if applicable)
Tax Payable/Repayable before rebate	51,300.00

Less: One-Off Personal Tax Rebate (20%)	2,000.00

Tax Payable/Repayable offer One-Off Personal Tax Rebate	49,300.00

Less: Parenthood Tax Rebate
		Euro 1 = SGD2.0271
NET TAX PAYABLE/REPAYABLE	49,300.00	24,320
	4,108	2,026	per month
		To be deducted monthly	via payroll